    Filed pursuant to Rule 433. Registration Statement Nos. 333-162193 and
333-162193-01.
RBS Exchange Traded Notes

RBS Gold Trendpilot(TM) ETN (TBAR)

The RBS Gold Trendpilot[] Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland N.V. ("RBS NV"), and are fully and unconditionally guaranteed by RBS Holdings N.V. ("RBS Holdings"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS NV and RBS
Holdings to pay, and are also subject to market risk.

RBS ETNs track the RBS Gold Trendpilot[] Index (USD) (the "Index"). The Index
utilizes a systematic trend-following strategy to provide exposure to either the Price of Gold Bullion or the yield on a hypothetical notional investment in
3-month U.S. Treasury bills as of the most recent weekly auction (the "Cash
Rate"). The Index is designed to provide exposure to the Price of Gold Bullion in positive trending markets and exposure to the Cash Rate in negative trending markets using an objective and transparent methodology.

RBS Gold Trendpilot([]) Index Methodology
If the Price of Gold Bullion is at or     A positive trend is established:
above its historical 200-Index business   The Index will track the Price of
day simple moving average for []ve        Gold Bullion
consecutive business days
If the Price of Gold Bullion is below     A negative trend is established:
its historical 200-Index business         The Index will track the Cash Rate
day simple moving average for []ve
consecutive business days

If neither of the above conditions is satis[]ed, the trend of the Index will be the same as the trend of the Index on the immediately preceeding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Index trend switches from positive to negative or from negative to positive, as the case may be.

Illustration of the Trendpilot([]) Index Methodology

                                   Positive Trend:         Negative Trend:
                                   Index tracking Price of Index tracking
                                   Gold Bullion            Cash Rate
Hypothetical Benchmark Index Level                           A negative trend is established
                                      A positive trend is established

Time

The above graph illustrates the operation of the Trendpilot[] Index
Methodology. It does not re[]ect any actual performance of the Price of Gold
Bullion or the Index, and is not an indication of how the Price of Gold Bullion or the Index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

Not FDIC Insured. May Lose Value.

RBS ETN Details

Issuer    The Royal Bank of Scotland N.V.
Guarantor RBS Holdings N.V.
Ticker    TBAR

Intraday Indicative TBAR.IV
Value[]Ticker
---------------------------

CUSIP           78009L407
ISIN            US78009L4077
Primary         NYSE Arca
Exchange
Maturity        2/15/2041
Index           RBS Gold Trendpilot[] Index
                (USD) (Bloomberg symbol:
                "TPGLDUT Index>"), which
                tracks the Price of Gold Bullion
                or the Cash Rate depending on
                the relative performance of the
                Price of Gold Bullion on a simple
                historical moving average basis.
Price of Gold   London Gold PM Fixing Price in
Bullion         USD published by the London Bul-
                lion Market Association (Bloomberg
                page: "GOLDLNPM Index")
Cash Rate       Yield on a hypothetical
                notional investment in 3-month
                U.S. Treasury bills as of the
                most recent weekly auction
                (Bloomberg page: "USB3MTA
                Index")
Annual Investor When the Index is tracking the
Fee (accrued on Price of Gold Bullion: 1.00%
a daily basis)  per[]annum.
                When the Index is tracking the
                Cash Rate: 0.50% per annum.
Repurchase at   You may offer your RBS ETNs
your option     to RBS NV for repurchase on
                any business day on or prior to
                2/7/2041, provided that you offer
                a minimum of 20,000 RBS ETNs
                for any single repurchase and
                follow the procedures described
                in the pricing supplement.

Early redemption We may redeem all of the RBS

at our option ETNs at our discretion at any time
              on or prior to 2/13/2041.
Daily         Upon early repurchase or
Redemption    redemption or at maturity, you will
Value         receive a cash payment equal to
              the daily redemption value per
              RBS ETN. The daily redemption
              value on the relevant valuation
              date will be published on www.
              rbs.com/etnUS/TBAR*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To []nd out more
Call toll free 855-RBS-ETPS or visit

www. rbs.com/etnUS

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Hypothetical Price of Gold Bullion

Hypothetical 200-Index business day simple moving average

The RBS Gold Trendpilot[] Index will alternate between tracking the Price of
Gold Bullion and the Cash Rate, depending on the performance of the Price of
Gold Bullion relative to its 200-Index business day simple moving average (as described above).

Historical Performance and Standard Deviation (%) -- as of 12/31/2011
--------------------------------------------------------------------- ------ ----------------------- -------------------------------
                                                     1-MONTH 3-MONTH  1-YEAR SINCE RBS ETN INCEPTION STD. DEVIATION ANNUALIZED SINCE
                                                       (%)     (%)     (%)         (2/17/11) (%)             INCEPTION (%)(3)
---------------------------------------------------- ------- -------- ------ ----------------------- -------------------------------
 RBS Gold Trendpilot[] ETN Daily Redemption Value(1)  -12.38  -5.73     --           10.07                       22.43
 RBS Gold Trendpilot[] Index(2)                       -12.31  -5.49     --           11.02                       22.33
 Price of Gold Bullion                                -12.31  -5.49     --           11.02                       22.29
 Cash rate on 12/31/11 was 0.025%                       --      --      --             --                          --

The table above presents the actual performance of the Index, the RBS ETNs and the Price of Gold Bullion over the speci[]ed periods. For information regarding the performance of the Index, see pages PS-33 to PS-36 of the pricing supplement to the RBS ETNs []led with the U.S. Securities and Exchange
Commission (SEC). Past performance does not guarantee future results.
(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the
Index is tracking the Price of Gold Bullion, and (ii) 0.50% per annum when the
Index is tracking the Cash Rate. (2) Since the inception date of the RBS ETNs, the Index has tracked the Price of Gold Bullion and has remained in a positive trend, without any trend reversal. Consequently, the historical performance of the Index over the time periods speci[]ed above is identical to the Price of
Gold Bullion. In a negative trending market the Index trend is expected to switch from positive to negative, and the Index is expected to experience trend reversals in volatile markets, switching from a positive to negative or from negative to positive, as the case may be. The Index performance will not always be the same as the Price of Gold Bullion, could underperform the Price of Gold
Bullion, and may track the Cash Rate for extended periods of time in a low interest rate environment. Does not include any fees, transaction costs or expenses. (3) Based on daily returns. Standard deviation is a measure of volatility and illustrates the extent of variation (whether higher or lower)
that exists from the average given set of results. A low standard deviation indicates that the results tend to be very close to the average result (a low degree of volatility). In contrast, a high standard deviation indicates that the results are spread out over a large range of outcomes (a high degree of volatility).

Gold Bullion Performance -- as of 12/31/2011

Price of Gold Bullion
Price of Gold Bullion 200-Index business day simple moving average

2,000
      --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- ---
1,500
      --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- ---
1,000
      --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- --- ---
 500
  (0) Oct 76  78  80  82  84  86  88  90  92  94  96  98  00  02  04  06  08  10  11
      75

The graph to the left is the historical performance of the Price of Gold
Bullion and its 200-Index business day simple moving average. This illustration does not re[]ect any historical Trendpilot[] Index performance.

                      1976   1977  1978   1979   1980   1981  1982  1983   1984   1985   1986  1987
--------------------- ------ ----- ----- ------ ------ ------ ----- ------ ------ ------ ----- -----
Price of Gold Bullion 4.10   22.64 37.01 126.55 15.19  -32.60 14.94 -16.31 -19.38 6.00   18.96 24.53
Cash Rate (Year-End)  4.30%  6.15% 9.34% 12.07% 14.99% 11.04% 7.98% 8.94%  7.75%  7.02%  5.49% 5.96%
                      1988   1989  1990   1991   1992   1993  1994  1995   1996   1997   1998  1999
--------------------- ------ ----- ----- ------ ------ ------ ----- ------ ------ ------ ----- -----
Price of Gold Bullion -15.26 -2.84 -3.11  -8.56  -5.73 17.68  -2.17 0.98   -4.59  -21.41 -0.83 0.85
Cash Rate (Year-End)  8.22%  7.77% 6.53% 3.91%  3.24%  3.06%  5.57% 4.91%  5.08%  5.43%  4.52% 5.30%
                      2000   2001  2002   2003   2004   2005  2006  2007   2008   2009   2010  2011
--------------------- ------ ----- ----- ------ ------ ------ ----- ------ ------ ------ ----- -----
Price of Gold Bullion -5.44  0.75  25.57 19.89   4.65  17.77  23.20 31.92  4.32   25.04  29.24 8.93
Cash Rate (Year-End)  5.70%  1.71% 1.19% 0.89%  2.23%  3.91%  4.88% 3.31%  0.05%  0.11%  0.18% 0.03%

The table above does not re[]ect any Trendpilot[] Index performance. The
Trendpilot[] Index performance is not the same as the performance of the Price of Gold Bullion. The Trendpilot[] Index may underperform the Price of Gold
Bullion over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate environment. CERTAIN RISK
CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount suf[]cient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Price of
Gold Bullion, and is expected to perform poorly in volatile markets. Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to ability of RBS NV, as the issuer, and RBS Holdings, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.
The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.
IMPORTANT INFORMATION: The Royal Bank of Scotland N.V. (RBS NV) and RBS
Holdings N.V. (RBS Holdings) have []led a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the
offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in the registration statement and other documents that have been []led with the SEC for more complete information about RBS NV and RBS Holdings, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively,
RBS NV, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS US Gold Trendpilot([]) Index (USD) (Index) is the property of The Royal
Bank of Scotland plc, which has contracted with Standard and Poor's Financial
Services LLC (S and P) to maintain and calculate the Index.
S and P shall have no liability for any errors or omissions in calculating the
Index. "Standard and Poor's([R])" and "S and P([R])" are registered trademarks of
S and P. "Calculated by S and P Custom Indices" and its related stylized mark are service marks of S and P and have been licensed for use by RBSSI and its af[]liates. The RBS ETNs are not sponsored, endorsed, sold or promoted by S and P or its af[]liates, and neither S and P nor its af[]liates make any representation regarding the advisability of investing in the RBS ETNs.
Copyright[C] 2012 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an af[]liate of
RBS NV.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose
Value.

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